PKH ENTERPRISES INC.
                         SUITE 155-11960 HAMMERSMITH WAY
                           RICHMOND, BRITISH COLUMBIA
                                 CANADA V7A 5C9

December 3, 2003

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC
USA 20549

ATTENTION:   GOLDIE B. WALKER - OFFICE OF EMERGING GROWTH COMPANIES

RE:   PKH ENTERPRISES, INC.
      REGISTRATION STATEMENT ON FORM SB-2
      FILED APRIL 9, 2001, AS AMENDED AUGUST 20, 2002
      FILE NO. 333-58534

Dear Ms. Walker:

Pursuant to Rule 477 under the Securities Act, I hereby request that the above referenced registration statement be withdrawn, effective immediately. This request is made based on the Company's determination not to proceed with this offering. No securities have been sold in connection with this offering.

We understand that this application for withdrawal will be effective immediately, although, pursuant to Rule 472 under the Securities Act, the Commission may within the next fifteen days determine that the request should not be granted.

Thank you for your consideration.

Yours truly,

PKH ENTERPRISES INC.

/s/ Larry Bishop

Larry Bishop
President


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